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David A. Rines Senior Counsel	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-5100, Fax: 859 815-3823

March 8, 2012

Ms. Nudrat Salik
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Ashland Inc.
Form 10-K for the Year Ended September 30, 2011
Filed November 23, 2011
Form 10-Q for the Period Ended December 31, 2011
Filed January 30, 2012
Response dated February 21, 2012
File No. 1-32532

Dear Ms. Salik:

We acknowledge receipt of the Staff’s letter to Ashland Inc., dated February 28, 2012, regarding the above-referenced filings.  Pursuant to our telephone conversation yesterday, this letter is to confirm Ashland’s request for an extension to respond to the Staff’s letter and the Staff’s grant of such an extension to March 20, 2012.

If you have any questions or comments regarding this matter, please contact me or Mr. Meade at (859) 815-5100 and (859) 815-3402, respectively.  Thank you for your consideration.

Sincerely,

/s/ David A. Rines
David A. Rines
Senior Counsel

cc:	Rufus Decker, Accounting Branch Chief
Michael Meade, Assistant Controller